

February 15, 2012

Via E-mail
Nancy Pecota
Chief Financial Officer
Aradigm Corporation
3929 Point Eden Way
Hayward, California 94545

> **Re:** **Aradigm Corporation**
> **Post Effective Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed February 3, 2012**
> **File No. 333-176387**

Dear Ms. Pecota:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

1.   Please revise your prospectus summary to include disclosure of your going concern opinion, and, if true, that you only have sufficient liquidity to fund your operations through the second quarter of 2012 and that you have less than 2 million shares of authorized common stock remaining with which to conduct any common stock equity offerings.

Compensation, page 44

2.   Please update your disclosure to include all required executive and director compensation information for your latest completed fiscal year. Refer to Item 402(n) and (r) of Regulation S-K.

Financial Statements

3.   Please update the financial statements in the filing as necessary based on the guidance at Rule 8-08 (a) of Regulation S-X and include an updated consent with your next amendment. Please also update the other disclosures in your document as necessary. We note, for example, the information disclosed on pages 53 and 56-57 is as of July 2011.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director

cc (via e-mail):　John C. Campbell, Esq.
　　　　　　　　Morrison & Foerster LLP